Updated:  January 20, 2000

                                    EXHIBIT B
                               TO RULE 12B-1 PLAN
                              FIRSTAR STELLAR FUNDS

         This Plan is adopted by Firstar Stellar Funds with respect to the Class of Shares of the portfolios of the Trust set forth below.

         In compensation for the services provided pursuant to this Plan, the Distributor will be paid a monthly fee computed at the annual rate of 0.75 of 1% of the average aggregate net assets of the Funds held during the month.

*Science & Technology Fund - B
*Capital Appreciation Fund - B
*International Equity Fund - B
*Stellar Fund - B
Insured Tax-Free Bond Fund - B

*This monthly fee is currently only applied to the share classes of the Science & Technology Fund, Capital Appreciation Fund, International Equity Fund, and Stellar Fund listed above.